3. The adjournment of the Annual General Meeting of the Company (the “AGM”) by the Chairman, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved. 4. Each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. GOGORO INC.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature________________________________ Signature, if held jointly___________________________________ Date__________, 2024 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 186146 Gogoro INC Proxy Card_REV3 - Front 2024 Annual Meeting of Stockholders May 30, 2024, 09:30 A.M. Taipei time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided CONTROL NUMBER 1. Mr. Chung-Yao Yin be re-elected and serve as a Class II Director of Gogoro Inc. (the “Company”), with a term to expire at the Company’s 2027 annual general meeting of shareholders, subject to his earlier resignation or removal. 2. Mr. Hui-Ming Cheng be re-elected and serve as a Class II Director of the Company, with a term to expire at the Company’s 2027 annual general meeting of shareholders, subject to his earlier resignation or removal. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3, AND 4.

GOGORO INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 186146 Gogoro INC Proxy Card-REV3 - Back The undersigned appoints ________________ and ________________, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Gogoro Inc. held of record by the undersigned at the close of business on March 1, 2024 (Eastern Standard Time) at the Annual General Meeting of Shareholders of Gogoro Inc. to be held on May 30, 2024, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. * A proxy need not be a shareholder of the Gogoro Inc. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Mr. Hok-Sum Horace Luke of Gogoro Inc., the Chairman of the meeting, will be appointed as your proxy. (Continued and to be marked, dated and signed, on the other side)  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 